Bret Johnson
Accounting Section
United States Securities and Exchange Commission
Washington, D.C.  20549-0404

Re:           Alternative Construction Company, Inc.
Item 4.02 Form 8K
Response to SEC letter dated January 16, 2009
File No. 0-52913

Dear Mr. Johnson:

Please find our responses listed below to the SEC letter referenced above.

Form 8K Filed on January 9, 2009

1.	The Company has amended its Form 8K and submitted it to the SEC on January 28, 2009.

2.	The Company intends to have the audit firm selected to perform the 2008 audit to opine on the 2007 audited numbers as well in its 2008 Form 10K.

The Company acknowledges it is responsible for the adequacy and accuracy of the disclosure in the filing.  In addition, the Company understands that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Anthony J. Francel
Chairman and Chief Executive Officer